SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6–K

Report of Foreign Issuer

For the month of November, 2003, including filings not included in July through October 6–Ks

QI Systems Inc. (SEC File No: 0–30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20–F or Form 40–F. Form 20–F X Form 40–F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: November 30, 2003 By:* Steven R. Garman, President & CEO

(Signature)*

*Print name and title under the signature of the signing officer

British Columbia Securities Commission

Quarterly and Year End Report

BC Form 51–901F

______________________

ISSUER DETAILS

NAME OF ISSUER FOR QUARTER ENDED DATE OF REPORT

Y M D

QI SYSTEMS INC. June 30, 2003 2003 11 10

ISSUER'S ADDRESS

Unit 101 – 3820 Jacombs Road

CITY PROVINCE POSTAL CODE ISSUER FAX NO. ISSUER TELEPHONE NO.

Richmond BC V6V 1Y6 604–248–2306 604–248–2301

CONTACT PERSON CONTACT’S POSITION CONTACT TELEPHONE NO.

Steven R. Garman President and Chief Executive Officer 604–248–2301

CONTACT’S EMAIL ISSUER’S WEBSITE

sgarman@qisystems.ca www.qisystems.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

2003 11 10

Y M D

“Steven R. Garman” – signed Steven R. Garman

DIRECTOR'S SIGNATURE PRINT FULL NAME DATE SIGNED

2003 11 10

Y M D

“Matthew Yugovich” – signed Matthew Yugovich

DIRECTOR'S SIGNATURE PRINT FULL NAME DATE SIGNED

QI SYSTEMS INC.

QUARTERLY REPORT – FOR THE YEAR ENDED JUNE 30, 2003

Expressed in US Dollars

SCHEDULE B – SUPPLEMENTARY INFORMATION

B.1. ANALYSIS OF EXPENSES

	June 30, 2003	June 30, 2002
Cost of Goods Sold
Materials	$72,133	$147,452
Freight and courier expense	5,947	–
Contract labour	4,931	–
Customs and duties	1,162	–
Other	569	–
	$84,742	$147,452

Research and development
Salaries and benefits	214,888	252,446
Consulting and contract labour	122,225	134,512
Miscellaneous	4,000	2,010
Freight and courier expense	41	3,929
Travel expense	–	9,064
Supplies	–	3,359
	$341,154	$405,320

General and Administration
Management fees, consulting and contract labour	156,403	157,509
Rent	39,381	43,417
Salaries and benefits	37,111	3,760
Travel and entertainment	19,294	1,532
Regulatory and filing expenses	16,115	20,464
Vehicle expense	11,990	10,179
Premises maintenance & utilities	7,796
Telephone	5,582	4,970
Advertising	4,414
Office expense	3,980	2,869
Patent and trademarks	3,916	804
Internet services	2,053	2,012
Insurance	1,783	1,005
	$309,818	$248,521

	June 30, 2003	June 30, 2002
Sales and Marketing
Salaries and benefits	107,277	74,090
Consulting	59,494	31,736
Investor relations	4,912	29,148
Travel	228	1,926
Vehicle expense	–	6,464
Miscellaneous	–	6,741
	$171,911	$150,105
Professional fees
Accounting	$38,823	$23,481
Legal	39,592	44,079
	$78,415	$57,560

Other Costs
Amortization	$5,974	$59,667
Financing costs and interest	38,757	40,926
Bad Debt	5,000	–
	$49,731	$100,593

B.2. RELATED PARTY TRANSACTIONS

In fiscal 2003 the Company paid or accrued consulting fees of $205,834 (fiscal 2002: $154,435) to directors, officers and former directors and officers of the Company. The consulting fees were rendered in the normal course of business and measured at the amount of consideration established and agreed to by the related parties. At June 30, 2003, $142,827 (June 30, 2002: $68,253) of the consulting fees herein described were due to directors and officers and included in accounts payable.

B.3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

a) SUMMARY OF SECURITIES ISSUED DURING THE YEAR ENDED JUNE 30, 2003:

Class	Number	Date of issue	Consideration
Common shares issued for cash in private placement	3,750,000
July 17, 2002
			$1,187,809
Common shares issued for cash in private placement	333,000
Dec. 4, 2002
			100,000
TOTAL	4,083,333		$1,287,809

b) SUMMARY OF COMMON SHARE OPTIONS GRANTED DURING THE YEAR ENDED JUNE 30, 2003:

Granted To

Number

Issue

Date

Exercise Price

EXPIRY DATE

Consideration
Mesbah Taherzadeh
600,000

April 25, 2003

$0.50

April 25, 2008

$300,000

Employees
307,000

Dec. 31, 2002

$0.50

Dec. 31, 2007

153,500

Craig Jones
300,000

April 25, 2003

$0.50

April 25, 2008

150,000

Employees
141,500

Dec. 31, 2002

$0.50

Dec. 31, 2004

70,750

Allen D. Graves
96,000

Dec. 31, 2002
$0.50
Dec. 31, 2007

48,000

Allen D. Graves
24,000

Dec. 31, 2002
$0.50
Dec. 31, 2003

12,000

William Gene Parker Jr.
50,000

Dec. 31, 2002
$0.50
Dec. 31, 2007

25,000

Matthew Yugovich
50,000

Dec. 31, 2002
$0.50
Dec. 31, 2007

25,000

Lillie Cocunatto
50,000

Dec. 31, 2002
$0.50
Dec. 31, 2007

25,000

1,618,500
$809,250

B.4. SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD

a) AUTHORIZED SHARE CAPITAL:

Common Shares	200,000,000

b) ISSUED AND OUTSTANDING CAPITAL AND RECORDED VALUE:

Class

Issued

Value

Common Shares	16,363,501	$1,799,985

c) SUMMARY OF COMMON SHARE OPTIONS OUTSTANDING:

Security
Number

Exercise Price

Value

Expiry Date

Options	200,000	$1.32	$264,000	April 20, 2005
Options	300,000	$0.50	150,000	April 25, 2008
Options	185,000	$1.32	244,200	December 22, 2005
Options	466,000	$0.50	233,000	December 31, 2007
Options	24,000	$0.50	12,000	December 31, 2003
Options	111,000	$1.32	146,520	December 31, 2003
Options	80,000	$1.32	105,600	December 31, 2004
Options	141,500	$0.50	70,750	December 31, 2004
TOTAL	1,507,500		$1,226,070

SUMMARY OF WARRANTS OUTSTANDING:

Security
Number

Exercise Price

Value

Expiry Date

Warrants	3,550,000	$0.40	$1,420,000	May 3, 2004
Warrants	333,333	$0.40	133,333	Dec. 4, 2004
TOTAL	3,883,333		$1,553,333

The following options were cancelled prior to June 30, 2003:

# Cancelled	Exercise Price	Consideration	Expiry Date
450,000	$1.20	$540,000	April 26, 2006
600,000	$0.50	300,000	April 25, 2008
300,000	$1.20	360,000	February 1, 2006
87,000	$0.50	43,500	December 31, 2007
79,000	$1.26	99,540	July 4, 2002
111,500	$1.26	140,490	January 15, 2003
1,627,500		$1,483,530

d) TOTAL NUMBER OF COMMON SHARES IN ESCROW:

750,000 common shares.

B.5. LIST OF DIRECTORS AND OFFICERS AS AT THE DATE THIS REPORT IS FILED:

Directors

Matthew Yugovich, Chairman

Allan D. Graves, Director

William G. Parker, Director

William J. Reid, Director

Ronald DeBruyne, Director

Steven R. Garman, Director

Officers

Steven R. Garman, President and Chief Executive Officer

Craig Jones, Vice President – Sales and Marketing

SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS

DESCRIPTION OF BUSINESS

QI Systems Inc. (the “Company” or “QI”) operates as a designer, developer and marketer of hardware and software for smart cards. The Company is a leading supplier of smart cards for various vertical markets including vending machines, parking meters, photocopiers, laundry machines and water operators. QI’s products are currently in use in Canada, the United States of America, Venezuela, Hong Kong, the United Kingdom and Norway.

The Company’s SmartVend technology enables debit card purchases by consumers from a wide range of vending machine types. The SmartVend system is currently utilized in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Touch Technology (TTI), EFM, ParkSmart, Telus, QI Card and others. Due to the modular structure of SmartVend, a single unit can run multiple card schemes in parallel with new schemes easily added at any time. SmartVend systems have been installed in Coca–Cola and Pepsi vending machines, coffee, snack and sandwich machines, laundry machines, copiers, newspaper vending boxes for such publications as USA Today and in parking machines.

The management discussion and analysis, auditors’ report, financial statements and notes to the financial statements contained herein relate to the Company’s financial results for the year ended June 30, 2003 (“fiscal 2003”).

The Company is headquartered in Richmond, British Columbia, Canada, is a reporting issuer in British Columbia, and trades on the TSX Venture Exchange under the symbol QII.U and on the OTCBB under the symbol QIIIF.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

In the opinion of the Company, the following discussion and analysis will aid in assessing and understanding the Company’s consolidated financial position, results of operations and cash flow behaviour. This discussion and analysis should be read in conjunction with –and is qualified entirely by– the Company’s audited consolidated financial statements for the years ended June 30, 2003 and June 30, 2002.

The Company derives its revenues from the sale of four core products: SmartKit, SmartKit Console, SmartKid Reload Station and QLink. The Company’s central product is SmartKit, a smart card reader with proven flexibility both within the potential uses and for adaptation into new products. Leveraging this technology, QI’s engineering team has produced other products to utilize for custom solutions. While QI has primarily concentrated on supplying its products to OEM manufacturers, in the future the Company intends to provide complete compete top–to–bottom smart card solutions, increase its market penetration in existing markets, exploit other vertical markets where smart card technology is applicable and promote system sales that provide the Company with ongoing revenue streams through service contracts, upgrades and process management fees.

Fiscal 2003 was a year characterized by revenue growth, contained costs and reduced operating losses. On the positive side, the Company was able to achieve an annual revenue growth of 113% and a gross margin of 74%. Other expense lines such as development costs, amortization, financing costs and interest decreased in fiscal 2003 as compared to results of the prior year. However, there were increased costs in marketing, administration, professional fees and bad debt. In aggregate, the Company was able to post an operating loss 27% lower than in fiscal 2002.

The Company is currently working towards refinancing operations in two phases. Phase 1 consists of securing short–term bridge financing to support daily operations. Phase 2 targets longer term capital funding to support an aggressive sales and marketing program. The Company retained the services of MidSouth Capital of Atlanta, Georgia, to assist in its funding efforts.

A detailed analysis of the Company’s financial performance for the year ended June 30, 2003 is presented in the following paragraphs. Readers of this report are cautioned that all figures –except as noted otherwise– are in United States Dollars.

• RESULTS OF OPERATIONS FOR THE TWELVE MONTHS ENDED JUNE 30, 2003 AS COMPARED TO JUNE 30, 2002

Revenues

Revenues for the year ended June 30, 2003 were $325,422, compared to $152,985 for the year ended June 30, 2002. The significant increase in revenues (113%) is largely attributed to expanded sales to clients in the parking meter segment, increased sales to vending machine operators and initial sales to two bulk water operators now utilizing the Company’s products in their control systems.

Costs of Goods Sold

The cost of delivering products and services decreased in the year ended June 30, 2003 to $84,742, from $147,452 recorded in fiscal 2002, a 43% reduction derived mainly from the optimization of purchases practices and reduced obsolescence in inventories.

Research and Development Expenses

Research and Development Expense decreased from $405,320 (fiscal 2002) to $341,154, a reduction of 16%. The single most important contributing factor to this reduction was reduced salary and benefits expense due to staff reductions, lower consulting fees and elimination of certain discretionary expenses such as travelling. Despite the reduction in its R&D personnel, the Company was able to advance its product offering in the year as evidenced by the higher revenues achieved in the year.

General and Administrative Expenses

General and Administrative Expenses for the fiscal year 2003 were $309,818, a 25% increase when compared to fiscal 2002’s $248,521.

The increased general and administrative expense is the result of:

• Increased salary and benefits expense due to the addition of a Systems Administrator position in the year.

• Increased travel and entertainment expense resulting from increased travelling of management pesonnel, particularly to the United States of America, in connection with fundraising activities.

• Increased utility expense and premises maintenances due partially to reclassification of some expenses previously considered rental expense, plus ordinary maintenance to the Company’s premises. The increase in this line of expense is partially offset by a corresponding reduction in rent expense.

• Increased expenses related to trademark and patent protection in connection with fees to determine the adequacy of initiating patent protection for the Company’s line of products.

• Advertising expense not previously incurred, aimed at raising awareness of the Company.

• Increase in office expense, insurance and telephone due to inflation, additional usage and market prices.

Certain expenses, such as management fees, contract labour and consulting, and internet expense remained practically unchanged from fiscal 2002.

The Company experienced lower rent expense, mainly as a result of reclassifying its utilities expense (see above) and reduced regulatory and filing expenses throughout the year.

Sales and Marketing Expenses

In fiscal 2003, the Company recorded $171,911 in sales and marketing expense, an increase of 15% from expenses in fiscal 2002 of $150,105.

The increase is a result of increased salary and benefits expense due to the addition of a Director of Business Development in fiscal 2003. The position directly contributed to the increase in sales experienced in the year. There was also an increase in consulting expense in the year, related to heightened marketing activity to better position the Company’s product line in its target markets.

In fiscal 2003 the Company considerably reduced its investor relations expenses – traditionally classified as a sales and marketing expense– reduced travel expense, vehicle expense and other miscellaneous expenses such as attendance to trade shows and production of promotional materials.

Other Expenses

Professional fees in fiscal 2003 were $78,415, compared to $67,560 in the preceding year. The increase comes as a result of increased accounting and legal services incurred to comply with increased regulatory requirements, namely the Sarbanes Oxley Act.

Amortization of property and equipment decreased substantially in 2003 from $59,667 to $5,974, following the prescribed amortization rates of its capital assets which at the start of the year had a lower book value than at the beginning of fiscal 2002. Also, the Company did not incur any significant purchases of new property and equipment in the year ended June 30, 2003.

Financing costs and interest expense were $38,757 in fiscal 2003 and $40,926 in fiscal 2002.

Net Loss

The Company recorded an operating loss of $710,349 in fiscal 2003, compared to an operating loss of $966,566 in the preceding fiscal year. The net loss for the year totalled $710,175, compared to a net loss of $966,440 in fiscal 2002. The loss per share for 2003 is (0.04) (fiscal 2002 – ($0.08)).

• SPECIAL SHAREHOLDER RESOLUTIONS

The Company’s Annual General Meeting (AGM) for fiscal year 2002 was held on December 6, 2002, at which time resolutions were approved to:

1. Receive the report of the directors to the Company’s shareholders.

2. Accept the audited financial statements for the year ended June 30, 2002.

3. Fix the number of the Directors of the Company for fiscal year 2003 at six.

4. Elect the Directors of the Company.

5. Appoint Wolrige Mahon, Chartered Accountants as auditors for the Company for the fiscal year 2003.

6. To authorize the directors to fix the auditors’ remuneration.

7. To authorize the directors to determine whether to continue the Company’s listing on the OTCBB and its reporting obligations to the U.S. Securities and Exchange Commission.

The Company’s AGM for fiscal year 2003 is to be held at the Best Western Richmond Hotel and Convention Centre, 7551 Westminster Highway, Richmond, British Columbia, on December 12, 2003 at 2:00 p.m. local time.

LIQUIDITY AND FINANCIAL RESOURCES

During the year ended June 30, 2003 the Company experienced a net decrease in cash and cash equivalents of $92,811, compared to a net increase in cash and cash equivalents of $71,722 in fiscal 2002.

The Company experienced negative cash flow from operating activities in fiscal 2003 of $523,484, compared to a negative cash flow of $594,569 in fiscal 2002. This is a directly related to the operating loss experienced by the Company in the period.

In fiscal 2003 the Company kept investment activities such as capital additions to the minimum, amounting to $1,310. In fiscal 2002, investing activities had also been marginal at $659. Capital additions relate to purchase of property and equipment used in the ordinary course of business.

In terms of financing activity and its effects in cash flows, in fiscal 2003 the Company secured cash proceeds to the Company of $455,479 from a combination of private placements ($335,979; fiscal 2002: $270,000) and shareholder loans ($119,599; fiscal 2002: $30,000). In fiscal 2002, cash in the amount of $671,815 was made available to the Company from share capital subscriptions ($371,815), private placements ($270,000) and shareholder loans ($30,000).

The Company held negative cash resources of $8,850 at June 30, 2003 (June 30, 2002: $83,961), with a working capital deficiency of $707,137 (June 30, 2002: working capital deficiency of $78,130).

Trade accounts receivable, net of allowances, were $36,194 at June 30, 2003, practically unchanged from $37,749 at June 30, 2002. Despite the increase in revenues experienced in the year, the Company was able to maintain comparable receivables levels to fiscal 2002 thanks to effective credit and collection procedures.

Accounts payable and accrued liabilities were unchanged at $812,643, from $813,936 at June 30, 2002. On June 30, 2003 the Company did not have unearned revenue, compared to $25,000 at June 30, 2002. Unearned revenue represents the unearned portion of sales of products or delivery of services at the end of a reporting period.

At June 30, 2003, the Company's ability to continue as a going concern was dependent on its ability to achieve and sustain profitable operations over the long term. The Company needed to rapidly eliminate its cash losses and secure additional sources of capital to sustain operations while working towards increasing revenues.

SUBSEQUENT EVENTS

The following material events occurred after June 30, 2003 and are not reflected in the Company’s financial statements, except for the disclosure contained in Note 12:

On July 22, 2003 the Company adopted a share capital subscription plan to issue 1,666,666 units at a price of $0.15 per unit by way of private placement. Each unit is comprised of one common share and one share purchase warrant of the Company, exercisable for a period of 24 months from closing at a price of $0.20 per share.

On August 18, 2003 the Company announced a share capital subscription plan to issue 1,000,000 units at a price of $0.25 per unit by way of private placement. Each unit is comprised of one common share and one share purchase warrant of the Company, exercisable for a period of 24 months from closing at a price of $0.35 per share. The placement is subject to regulatory approval.

On September 5, 2003 the Company announced a shares for debt subscription plan to issue 1,161,947 shares in settlement of debt of $405,203. The plan is subject to regulatory approval.

QI SYSTEMS INC.

Unit 101, 3820 Jacombs Road

Richmond, British Columbia V6V 1Y6

Telephone No. (604) 248–2301 Fax No. (604)248–2306

INFORMATION CIRCULAR

As at October 31, 2003

SOLICITATION OF PROXIES

The board of directors of QI Systems Inc. (the "Company"), is delivering this information circular to you in connection with the solicitation of your proxy for use at the annual general meeting of shareholders (the “Meeting”) to be held on December 12, 2003.

Note: The term "member" as defined in the Company Act R.S.B.C. 1996, c.62 (the "Company Act") means every person whose name is entered in the register of members of a British Columbia company or any branch register thereof, and has that meaning wherever it appears throughout this Information Circular or the accompanying Notice of Meeting. The exercise by the holder of a share of a British Columbia company or rights granted under or pursuant to the Company Act to a member of such company is contingent upon the holder being registered as a member thereof.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost. The cost of this solicitation will be borne by the Company.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

AN ADVANCE NOTICE OF THE MEETING INVITING NOMINATIONS FOR ELECTION AS DIRECTORS OF THE COMPANY AS REQUIRED BY SECTION 111 OF THE COMPANY ACT WAS DELIVERED TO THE BRITISH COLUMBIA SECURITIES COMMISSION, THE ALBERTA SECURITIES COMMISSION AND THE TSX VENTURE EXCHANGE AND WAS PUBLISHED IN THE PROVINCE NEWSPAPER ON OCTOBER 10, 2003.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are nominees of the Company's management. You may also appoint some other person (who need not be a shareholder of the Company) to represent attend and act for you and on your behalf at the Meeting other than either of the persons designated in the accompanying form of proxy, and may do so either by striking out the names of the persons so designated and inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.

The completed proxy must be deposited at the office of Computershare Trust Company of Canada, Stock Transfer Department, by fax to (866) 249–7775 or by mail or by hand at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting.

You can revoke your proxy by:

• providing a written notice of revocation to the Computershare Trust Company of Canada before the end of business on December 10, 2003,

• providing a written notice of revocation to QI Systems at its registered office which is located at 1040–999 West Hastings Street, Vancouver, B.C. V6C 2W2, before the end of business on December 11, 2003,

• registering with the Scrutineer at the Meeting and advising the Chairman of the Meeting that you are voting in person at the Meeting, or

• any other manner provided by law.

Your revocation of a proxy will not affect a matter on which a vote has already been taken.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

NOTICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information in this section is of significant importance to many members, as a substantial number of members do not hold Shares registered in their own names. These members (“Beneficial Members”) should note that only proxies deposited by Registered Members can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a member by a broker, then, in almost all cases, those shares will not be registered in the name of the member on the Company’s Register of Members. Such shares will, more likely, be registered under the name of the member’s broker or its nominee. In Canada, the vast majority of such Shares are registered under the name of CDS & Co., which acts as a nominee for many Canadian brokerage firms. Shares held by brokers for their clients can only be voted (for or against resolutions) upon the instructions of the Beneficial Member. Without specific instructions, the broker/nominees are prohibited from voting the Shares for their clients. The Company does not know for whose benefit the Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries to seek voting instructions from Beneficial Members in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures, and provides its own return instructions, which should be carefully followed by Beneficial Members in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Member by a broker is identical to the form of proxy provided to Registered Members. However, its purpose is limited to instructing the broker/nominee how to vote on behalf of the Beneficial Member. Most brokers delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation (“IICC”). IICC typically provides Beneficial Members with their own form of proxy, and asks Beneficial Members to return the proxy forms to IICC or to vote their Shares by telephone. A Beneficial Member receiving such a proxy from IICC cannot use that proxy to vote his or her shares directly at the Meeting. Accordingly, it is strongly recommended that Beneficial Members return their completed proxies, or record their votes by telephone with IICC, well in advance of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of management:

(a) any director or senior officer of the Company since the commencement of the Company's last completed financial year;

(b) any proposed nominee for election as a director of the Company; and

(c) any associate or affiliate of any of the foregoing persons.

FINANCIAL STATEMENTS & DIRECTORS REPORT

The Report of the Directors to Members and the consolidated financial statements of the Company for the year ended June 30, 2003 (the “Financial Statements”), together with the Auditors’ Report thereon, will be presented to the members at the Meeting. These documents are being mailed to members with this Information Circular.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 200,000,000 Common Shares without par value (the "Common Shares"). 18,040,166 Common Shares are issued and outstanding.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held. The directors of the Company fixed November 10, 2003 as the record date for the determination of the members entitled to vote at the Annual General Meeting.

To the knowledge of the directors and senior officers of the Company, there are no persons beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company:

DETERMINATION OF NUMBER OF DIRECTORS

The directors are elected at each annual general meeting to hold office until the next annual general meeting or until their successors are duly elected or appointed, unless such office is earlier vacated in accordance with the Articles of the Company or a director becomes disqualified to act as a director. The authority to determine the number of directors of the Company rests with the members. Six directors were elected at the Company's Annual General Meeting held on December 6, 2002.

The Articles of the Company provide that the number of directors, excluding additional directors, may be fixed or changed from time to time by ordinary resolution whether previous notice thereof has been given or not. Management proposes to determine the number of directors comprising the Board of Directors at five and the approval of the members is therefore being sought in this regard.

ELECTION OF DIRECTORS

The Board of Directors presently consists of six directors and it is intended to elect six directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting.

The persons named in the following table are proposed by management for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

The following information concerning the respective nominees has been furnished by each of them:

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE COMPANY HAS ALSO RECEIVED NOTICE OF SHAREHOLDER PROPOSED NOMINEES IN ADDITION TO MANAGEMENT’S NAMED NOMINEES. INFORMATION CONCERNING THE SHAREHOLDER PROPOSED NOMINEES IS ALSO PROVIDED, IN SCHEDULE “B” ATTACHED HERTO AND FORMING A PART HEREOF.

Name and Country of Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years(2)	Period a Director of the Company(1)	Shares Beneficially Owned or Controlled(3)
Matthew Yugovich United States	Commercial Real Estate developer	Director, since Oct. 24, 2002	173,667
Allen D. Graves Canada	President of Gemcore Communications Inc. since 1999; Senior Technical Consultant to QI since 1995	Director since Dec. 6, 2002	87,000
William Gene Parker Jr. United States	Owner and President, Mobill Contractor Inc., 1985 – Present	Director, since Nov. 13, 2001	1,594,000
William J. Reid Canada	Project Manager and Software Engineer at Edoc Systems Group, Ltd.	Director, since June 10, 2003	37,600
Ronald DeBruyne Canada	President and founder of Edoc Systems Group Ltd.	Director, since July 22, 2003	–
Steven R. Garman United States	President and CEO, QI Systems Inc. since June 30, 2003; Management Consultant with True Horizon Marketing Inc. from 2002; President and CEO, FS Holdings Inc. from 1998 to 2002.	Director, since June 20, 2003	–

(1) For the purposes of disclosing positions held in the Company, "Company" shall include the Company and/or a parent or subsidiary thereof.

(2) Unless otherwise stated above, each of the abovenamed nominees has held the principal occupation or employment indicated for at least five years.

(3) Securities beneficially owned by directors is based on information furnished to the Company by the nominees.

As of October 31, 2003, the total beneficial security holdings of the current directors of the Company are 1,892,267 shares –representing approximately 10.5% of the Company’s current issued and outstanding shares– and 220,000 options.

STATEMENT OF EXECUTIVE COMPENSATION

Reference is made to Schedule "A" attached hereto and forming a part hereof.

INCENTIVE STOCK OPTIONS

(a) Summary of General Requirements

The Company has an Incentive Stock Option Plan (the “Plan”) which complies with the rules set forth for such plans by the TSX Venture Exchange (the “Exchange”) in that at no time may more than 5% of the outstanding issued common shares be reserved for incentive stock options granted to any one individual. The Plan provides for the issuance of options to directors, officers and employees of the Company and its subsidiaries to purchase common shares of the Company. The stock options may be issued at the discretion of the Board of Directors and may be exercisable during a period not exceeding five years. Stock options granted under the Plan will vest in equal quarterly tranches over a period of not less than 18 months. At no time will more than 2,175,000 shares be under option pursuant to the Plan. The exercise price will not be lower than the "market price", less the applicable discount, of the Shares on the Exchange at the time of grant. In the context of the Plan, “market price” means the last closing price of the Company's shares on the day immediately preceding the date on which the directors grant and publicly announce the options and will not otherwise be less than $0.10 per share. A four–month hold period on all shares issued pursuant to stock options is imposed by the Exchange from the date of grant. Disinterested shareholder approval will be obtained for any reduction in the exercise price of options granted to persons who are insiders of the Company at the time of the proposed amendment.

(b) Granting of Options

During the most recently completed financial year (July 1, 2002 to June 30, 2003) (the "Financial Period"), the Company granted 1,170,000 incentive stock options to its directors and other insiders.

Reference is made to the section captioned "Election of Directors" for further details with respect to the present positions of the aforesaid persons and number of shares held in the Company.

(c) Exercise of Options

No options to purchase shares were exercised by the directors and other insiders of the Company during the Financial Period.

(d) Summary of Number of Securities under Option

In summary:

(i) 1,618,500 incentive stock options to purchase common shares were granted during the Financial Period.

(ii) 1,627,500 incentive stock options to purchase common shares were forfeited during the Financial Period.

(ii) as at the date hereof, incentive stock options to purchase up to a total of 1,507,500 common shares are outstanding, of which options to purchase up to a total of 820,000 shares pertain to insiders.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers and senior officers of the Company or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to the Company (other than routine indebtedness) in excess of $25,000 at any time for any reason whatsoever, including the purchase of securities of the Company or any of its subsidiaries.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no insider, proposed nominee for election as a director or any associate or affiliate of such insider or proposed nominee of the Company has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, save and except as set forth below:

Private Placement Transactions

On July 22, 2003, certain investors purchased 1,666,666 common shares at US$0.15 per common share for a total purchase price of US$250,0000 by way of private placement. Each unit comprised one share and one non–transferable share purchase warrant entitling the holder to purchase one further share of the Company for a period of two years at an exercise price of US$0.20 per share. No units were purchased by insiders of the Company.

On August 18, 2003, the Company announced a share capital subscription plan whereby certain investors will 1,000,000 common shares at US$0.25 per common share for a total purchase price of US$250,0000 by way of private placement. Each unit comprises one share and one non–transferable share purchase warrant entitling the holder to purchase one further share of the Company for a period of two years at an exercise price of US$0.30 per share. The placement is subject to regulatory approval.

APPOINTMENT AND REMUNERATION OF AUDITOR

Wolrige Mahon, Chartered Accountants, of Suite 900, 400 Burrard Street, Vancouver, B.C. V6C 3B7, will be nominated at the Meeting for reappointment as auditor of the Company to hold office until the close of the next Annual General Meeting. It is proposed that the remuneration to be paid to the auditor be fixed by the directors. Wolrige Mahon was first appointed auditor of the Company on May 7, 2002.

MANAGEMENT CONTRACTS

There are no management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than a director or senior officer of the Company or a subsidiary thereof.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

BY ORDER OF THE BOARD

“Steven R. Garman”

Steven R. Garman

President and Chief Executive Officer

Schedule "A" to the Information Circular of

QI SYSTEMS INC. (the "Company")

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a) "CEO" of a company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b) "executive officer" of a company for a financial year means an individual who at any time during the year was:

(i) the Chair of the company, if that individual performed the functions of the office on a full–time basis;

(ii) a ViceChair of the company, if that individual performed the functions of the office on a full–time basis;

(iii) President of the company;

(iv) a VicePresident of the company in charge of a principal business unit, division or function such as sales, finance or production; or

(v) an officer of the company or any of its subsidiaries or any other person who performed a policymaking function in respect of the company,

whether or not the individual was also a director of the company or any of its subsidiaries.

(c) "Named Executive Officers" means:

(i) each CEO, despite the amount of compensation of that individual;

(ii) each of the company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year, provided that disclosure is not required ... for an executive officer whose total salary and bonus ... does not exceed $100,000; and

(iii) any additional individuals for whom disclosure would have been provided under (ii) but for the fact that the individual was not serving as an executive officer of the issuer at the end of the most recently completed financial year end.

Executive Compensation

During the fiscal year ended June 30, 2003, the Company had three Named Executive Officers (for the purposes of applicable securities legislation), namely Steven R. Garman, the Company’s President and Chief Executive Officer from June 20 2003; Craig Jones, Vice–President of Marketing and Sales, May 1, 2000 to October 17, 2000, Acting President and Chief Executive Officer from October 18, 2000 to April 30, 2001, and then Vice–President of Marketing and Sales from May 1, 2001 and Corporate Secretary from October 22, 2001 and Mesbah Taherzadeh, the Company’s former President and Chief Executive Officer from May 1, 2001 to June 12, 2003 (herein collectively referred to as the “Named Executive Officers”). The following table sets forth, for the periods indicated, the compensation of the Named Executive Officers. All figures are shown in Canadian Dollars except where otherwise indicated.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year (1)	Salary ($)	Bonus ($)(2)	Other Annual Compen– sation ($)	Securities Under Options/ SARs(3) granted (5)	Restricted Shares or Restricted Share Units ($)	LTIP(4) payouts ($)	All Other Compen– sation ($)
Steven R. Garman President & Chief Executive Officer	2003 2002 2001	US$3,334 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Craig Jones Vice–President, Marketing & Sales	2003 2002 2001	60,000(7) (8) 120,000(7) 120,000(7)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Mesbah Taherzadeh former President & Chief Executive Officer	2003 2002 2001	76,389 183,333(6) 33,334(6)	Nil Nil Nil	Nil Nil Nil	Nil Nil 300,000(6)(9)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes: (1) July 1 to June 30.

(2) Bonus amounts are paid in cash in the year following the fiscal year in which they were earned.

(3) Stock appreciation rights.

(4) Long–term incentive plan

(5) Reference is made to the section captioned "Options and Stock Appreciation Rights".

(6) Pursuant to the terms and conditions of an Employment Agreement dated May 1, 2001.

(7) Pursuant to the terms and conditions of an Employment Agreement dated April 20, 2000.

(8) During the year ended June 30, 2003, $60,000 of salary due to Mr. Jones was not paid by the Company and has been recorded as a current liability due to Mr. Jones.

(9) Unexercised options held by Mr. Taherzadeh expired following termination of his employment agreement.

Options and Stock Appreciation Rights

900,000 incentive stock options were granted to the Named Executive Officer(s) during the most recently completed financial year (July 1, 2002 to June 30, 2003) (the "Financial Period").

No incentive stock options were exercised during the Financial Period by any of the Named Executive Officers.

900,000 incentive options granted to the Named Executive Officer(s) during and before the Financial Period were forfeited in the year ended June 30, 2003.

Pension Plan

The Company does not have any pension plan arrangements in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between the Company or its subsidiary and a Named Executive Officer except for the following:

A. The Company entered into a Services Agreement with True Horizon Marketing, Inc. (“True Horizon”) a company controlled by Steven R. Garman on June 20, 2003 for the provision of professional services including services as the Company’s Chief Executive Officer and President. A fee of US$10,000 per month is payable to True Horizon. The contract with True Horizon can be terminated with one month’s written notice by either party.

B. The Company entered into an Employment Agreement dated April 20, 2000 (the “Agreement”) with Craig Jones, the Company’s Vice–President, Marketing and Sales (the “Executive”), whereby the Executive agreed to manage, supervise and direct all activities relating to the Company’s marketing and sales. The Company has agreed to pay the Executive an annual salary of $120,000 for the period from May 1, 2001 to April 30 2002, together with an incentive bonus calculated at a rate of no less than 30% of the Executive’s annual salary for the period. The annual compensation is to be reviewed annually, with the stipulation that the compensation to be paid to the Executive shall not be less than the annual salary and bonus percentage rate paid to the Executive for the immediately preceding twelve month period.

The Agreement also provided that the Executive would receive stock options totalling 200,000 shares (which options were granted to the Executive on April 20, 2000). The Agreement commenced on May 1, 2000 and will continue for an indefinite period of time until terminated in accordance with the provisions of the Agreement.

The Agreement may be terminated by the Company at any time for any reason without legal consequence upon 18 months written notice or payment to the Executive in lieu of notice of a lump sum equal to one and one half times the annual compensation. Should the Executive’s employment be terminated by the Executive for other than Good Reason (as defined in the Agreement) then the Company shall pay to the Executive of the annual compensation earned by or payable to the Executive during the then current fiscal year of the Company for the period to and including the date of termination, and neither the Company nor its subsidiary shall have any further obligations to the Executive under the Agreement. If the Agreement is terminated by the Company for other than just cause or terminated by the Executive for Good Reason, then the Company shall pay the Executive his annual compensation for the then current fiscal year for the period to and including the date of termination, and as partial compensation for the Executive’s loss of employment, an amount equal to one and one half times the annual compensation. The Company shall also provide the Executive with the job relocation counselling services of a firm chosen from time to time by the Executive, together with all additional reasonable expenses that the Executive may incur in connection with obtaining alternative full–time employment, including any costs associated with the relocation by the Executive to obtain such alternative employment, such total not to exceed $20,000.

C. The Company entered into an Employment Agreement with Mesbah Taherzadeh, the Company’s President and Chief Executive Officer (the “CEO”), dated May 1, 2001, whereby the CEO agreed to manage, supervise and direct all activities of the Company. The Company agreed to pay the CEO an annual salary of $200,000 for the period from May 1, 2001. The CEO was also entitled under the Employment Agreement to a benefits plan as available from time to time for those individuals who were employed as senior executives of the Company. In addition, the Employment Agreement provided that the CEO would be granted an incentive stock option to purchase 300,000 shares of the Company, which option was granted to the CEO on April 26, 2001, exercisable at $1.20 per share on or before April 26, 2006. In addition an Executive Incentive Plan was to be established, based on the objectives as set out in the Company’s Strategic Business Plan, which would be developed by the CEO and the board of directors of the Company.

Upon termination of the Employment Agreement, the average monthly compensation was to be determined by reference to the annual compensation paid to the CEO, averaged for the preceding 36 months. If there was Just Cause (as defined in the Employment Agreement) then the agreement may have been immediately terminated by the Company without further compensation. If the CEO was disabled, the Company would pay the CEO for 6 months’ applicable salary and benefits. The Employment Agreement could be terminated by the Company at any time for any reason without legal consequences upon payment to the Executive of one year’s annual compensation plus all incentive bonus the CEO was entitled to, plus the right to exercise all vested stock options not exercised. Further, in the event that the Company terminated the Employment Agreement by the payment of one year’s annual compensation, then the Company would continue the CEO’s entitlement to all medical, dental and disability insurance coverage for a period of one year or such shorter period as the Executive may have advised.

If the CEO’s employment had been terminated following a change in control of the Company, the Company (or the purchasing company) had the following payment obligations:

a) if not previously paid, the CEO’s annual compensation for the then current fiscal year for the period to and including the date of termination plus any incentive bonuses earned; and

b) as compensation for the CEO’s loss of employment, an amount equal to two times the CEO’s annual compensation;

c) if the CEO held any options, rights, warrants or other entitlement granted to him by the Company for the purchase or acquisition of shares in the capital of the Company (collectively the “Rights”), and the Rights were vested in the CEO, the CEO shall have had 60 days to exercise his Rights by forwarding payment for the exercise of his Rights to the Company; and

d) the Company shall have paid to the CEO all outstanding and accrued vacation pay to the date of termination.

If the CEO’s employment was terminated for Just Cause, the Company shall have paid to the CEO, if not previously paid, the fraction of the annual compensation earned by or payable to the CEO by the Company or its subsidiaries during the then current fiscal year of the Company for the period to and including the date of termination and neither the Company nor its subsidiaries shall have had any further obligations to the Executive under the Employment Agreement, save as provided for in the Employment Agreement in the event of the CEO’s death or should the CEO become disabled.

Mesbah Taherzadeh’s was terminated for Just Cause as the Company’s President and Chief Executive Officer on June 12, 2003, and Mr. Taherzadeh resigned as a Director of the Company on June 19, 2003.

Other than as disclosed above, there is no compensatory plan or arrangement, including payments to be received from the Company or its subsidiaries, with respect to the Named Executive Officers.

Compensation of Directors

During the Financial Period, no compensation was paid or is payable by the Company or the Company’s subsidiaries, if any, to the directors of the Company other than Named Executive Officers, (the “Other Directors”) for their services:

(a) in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or

(b) as consultants or experts

except as otherwise herein disclosed.

QI SYSTEMS INC.

Unit 101, 3820 Jacombs Road

Richmond, British Columbia V6V 1Y6

Telephone No. (604) 248–2301 Fax No. (604)248–2306

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO OUR SHAREHOLDERS:

Our Annual General Meeting (“the Meeting”) will be held at The Best Western Richmond Hotel and Convention Centre, 7551 Westminster Highway, Richmond, British Columbia V6X 1A3 on December 12, 2003 at 2:00 p.m. (local time), for the following purposes:

1. To receive the Report of the Directors of the Company;

2. To receive and consider the financial statements of the Company for the fiscal period ended June 30, 2003 and the report of the auditor thereon;

3. To fix the number of directors of the Company at six;

4. To elect directors of the Company for the ensuing year;

5. To appoint the auditors of the Company for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

6. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof;

Our Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to December 12, 2003 being the date of the Meeting, and at the Meeting.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Information Circular to ensure that your shares will be voted at the Meeting.

DATED at Vancouver, B.C. on October 31, 2003

BY ORDER OF THE BOARD

“Steven R. Garman”

Steven R. Garman

President and Chief Executive Officer

FORM 45 102F2
CERTIFICATE UNDER SUBSECTION 2.7 2 OR 3 OF MULTILATERAL INSTRUMENT 45 102 RESALE OF SECURITIES

QI Systems Inc has distributed securities under a provision listed in Appendix D or E to
Multilateral Instrument 45 102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45 102 and hereby certifies that in respect of a distribution on November 17 2003 of 869,000 units comprised of one common share and one common share purchase warrant of QI Systems Inc QI
Systems Inc was a qualifying issuer within the meaning of Multilateral Instrument 45 102
Resale of Securities at the distribution date

DATED at Vancouver British Columbia this 26th day of November 2003
QI SYSTEMS INC
By Craig Jones Signature

Craig Jones Name please print
Vice President Sales and Marketing and Corporate Secretary Title please print

INSTRUCTIONS
1 If the distribution date is on or after the effective date of Multilateral Instrument 45 102 and the issuer or selling security holder has completed 1 above file this form on or before the 10th day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45 –102 has been implemented Section 2.7 has been implemented in Alberta British Columbia Newfoundland Northwest Territories Nova Scotia Nunavut Ontario and Saskatchewan
2 If the issuer has completed 2 file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45 102 has been implemented

p clients 1 sedar qi systm ppaug2003 f45 102f2 doc

FORM 45 102F2
CERTIFICATE UNDER SUBSECTION 2.7 2 OR 3 OF MULTILATERAL INSTRUMENT 45 102 RESALE OF SECURITIES

Complete 1 or 2
1 QI Systems Inc has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45 102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45 102 and hereby certifies that in respect of a distribution on October 27 2003 of 1,176,977 common shares of QI Systems Inc QI Systems Inc was a qualifying issuer within the meaning of Multilateral Instrument 45 102 Resale of Securities at the distribution date

DATED at Vancouver British Columbia this 5 th day of November 2003
QI SYSTEMS INC
By Steven R Garman Signature

Steven R Garman Name please print
President and CEO Title please print
INSTRUCTIONS
1 If the distribution date is on or after the effective date of Multilateral Instrument 45 102 and the issuer or selling security holder has completed 1 above file this form on or before the 10th day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45 102 has been implemented Section 2.7 has been implemented in Alberta British Columbia Newfoundland Northwest Territories Nova Scotia Nunavut Ontario and Saskatchewan
2 If the issuer has completed 2 file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45 102 has been implemented

p clients 1 sedar qi systm debt sep03 f45 102f2 doc

FORM 45 102F2
CERTIFICATE UNDER SUBSECTION 2.7 2 OR 3 OF MULTILATERAL INSTRUMENT 45 102 RESALE OF SECURITIES

Complete 1 or 2
1 QI Systems Inc has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45 102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45 102 and hereby certifies that in respect of a distribution on October 16 2003 of 1,666,665 units comprised of one common share and one common share purchase warrant of QI Systems Inc QI
Systems Inc was a qualifying issuer within the meaning of Multilateral Instrument 45 102 Resale of Securities at the distribution date

DATED at Vancouver British Columbia this 23rd day of October 2003
QI SYSTEMS INC
By Steven R Garman Signature

Steven R Garman Name please print
President and CEO Title please print

INSTRUCTIONS
1 If the distribution date is on or after the effective date of Multilateral Instrument 45 102 and the issuer or selling security holder has completed 1 above file this form on or before the 10th day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45 –102 has been implemented Section 2.7 has been implemented in Alberta British Columbia Newfoundland Northwest Territories Nova Scotia Nunavut Ontario and Saskatchewan
2 If the issuer has completed 2 file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45 102 has been implemented

p clients 1 sedar qi systm ppjuly2003 f45 102f2 doc

QI SYSTEMS INC
TO ALL SHAREHOLDERS OF QI SYSTEMS INC
Re Interim Financial Statements
As you may be aware National Instrument 54 101 Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 54 102 Interim Financial Statement

and Report Exemption have been issued by the Canadian securities regulatory authorities one of the main goals of which is to ensure uniformity of access to corporate information and voting rights for registered and non registered shareholders National Instrument 54 102 Interim Financial Statement and Report Exemption states that interim financial statements do not have to be mailed to shareholders unless specifically requested by the shareholder in writing QI Systems Inc will continue to mail interim financial statements to all registered shareholders but will only mail the interim statements to those non registered shareholders who specifically request this information Registered shareholders are those whose shares are registered in their own name non registered shareholders are those whose shares are registered in the name of an intermediary

In accordance with the Instruments QI Systems Inc has developed a Supplemental Mailing List which is maintained by our transfer agent Computershare Trust Company of Canada in addition to and separate from the regular registered shareholder mailing list
Therefore if you are a non registered shareholder and you wish to receive interim financial statements please complete and return the reply section of this letter with your executed proxy

Your name will then be placed on our Supplemental Mailing List to receive interim financial statements

For further information contact
Shareholder Relations Computershare Trust Company of Canada

Telephone 604 661 9400 Facsimile 604 683 3694

THIS FORM SHOULD BE COMPLETED ONLY BY NON REGISTERED SHAREHOLDERS WHO WISH TO RECEIVE
INTERIM FINANCIAL STATEMENTS
TO QI SYSTEMS INC
Please place my name on the Supplemental Mailing List to receive interim financial statements
Name Signature Please print name

Address

Postal Code
E mail address

QI SYSTEMS INC.

Unit 101, 3820 Jacombs Road

Richmond, British Columbia V6V 1Y6

P R O X Y

This proxy is solicited by the management of QI SYSTEMS INC. (the "Company") for the Annual General Meeting of its shareholders (the "Meeting")

to be held at the Best Western Richmond Hotel and Convention Centre, 7551 Westminster Highway, Richmond, British Columbia, on December 12,

2003.

The undersigned hereby appoints Steven R. Garman, President and Chief Executive Officer of the Company, or failing him, Craig R. Jones, Corporate

Secretary of the Company, or instead of either of the foregoing, (insert name) _________________________, as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Meeting to be held at the Best Western Richmond Hotel and Convention Centre, 7551

Westminster Highway, Richmond, British Columbia, on December 12, 2003 at 2:00 p.m., local time, and at any adjournments thereof, and directs the nominee to vote or abstain from voting the shares of the undersigned in the manner indicated below:

1.

Fixing the Number of Directors

Vote FOR AGAINST the resolution fixing the size of the Board of Directors at 6.

2.

Election of Directors

The nominees proposed by management of the Company are:

Matthew Yugovich

Allan D. Graves

William G. Parker

William J. Reid

Ronald DeBruyne

Steven R. Garman

Vote FOR the election of all nominees listed above (except those whose names the undersigned has deleted)

WITHHOLD vote

3.

Auditor

Vote FOR WITHHOLD vote on the resolution to appoint

Wolrige Mahon, Chartered Accountants, as auditor of the Company at a remuneration to be fixed by the board of directors.

4.

To transact such other business as may properly come before the

Meeting.

Vote FOR AGAINST on any other business as may properly

come before the Meeting.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY

OR PROXIES.

DATED: _____________________, 2003.

_____________________________________________________________

Signature of Shareholder

_____________________________________________________________

(Please print name here)

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Investor Services

Inc. of Canada by fax (866)–249–7775, by mail or by hand at 100

University Avenue, 9

th

Floor, Toronto, Ontario M6J 2Y1 not less than

48 hours (excluding Saturdays, Sundays and holidays) before the

Meeting or the adjournment thereof at which the proxy is to be used.

If this proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the

Registered Shareholder, by Computershare Trust Company of Canada.

Any one of the joint holders of a share may sign a form of proxy in respect of the share but, if more than one of them is present at the meeting or represented by proxyholder, that one of them whose name appears first in the register of members in respect of the share, or that one's proxyholder,

will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a corporation either its corporate seal must be affixed or the form should be signed by the corporation under the hand of an officer or attorney duly authorized in writing, which authorization must accompany the form of proxy.

A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder's behalf at the Meeting other than either of the nominees designated in this form of proxy, and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineer before the Meeting begins.

The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot, and where a choice with respect to a matter to be acted on is specified the shares will be voted on a ballot in accordance with that specification. This proxy confers discretionary authority with respect to matters identified or referred to in the accompanying Notice of Annual General Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting. In respect of a matter so identified or referred to for which no instruction is given, the nominees named in this proxy will vote shares represented thereby for the approval of such matter.

Further, the shares will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the proxy or matters which may properly come before the

Meeting as the proxyholder in its sole discretion sees fit.

(Please advise QI Systems of any change of address)

QI SYSTEMS INC.

Richmond, B.C.

FINANCIAL STATEMENTS

June 30, 2003 and 2002

AUDITORS' REPORT

To the Shareholders of QI Systems Inc.:

We have audited the balance sheets of QI Systems Inc. as at June 30, 2003 and 2002 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia company act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

The audited financial statements for the year ended June 30, 2001 were examined by other auditors who expressed an opinion without reservation on those statements in their report dated October 18, 2001.

“Wolrige Mahon”

CHARTERED ACCOUNTANTS

Vancouver, Canada

October 6, 2003

Comments by Auditor for U.S. Readers on CanadaU.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated October 8, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

“Wolrige Mahon”

CHARTERED ACCOUNTANTS

Vancouver, Canada

October 6, 2003

QI SYSTEMS INC.

STATEMENT OF OPERATIONS AND DEFICIT
For the years ended June 30, 2003, 2002 and 2001
(Expressed in U.S. dollars)

	2003 $	2002 $	2001 $

Revenue
	325,422	152,985	234,810
Cost of goods sold	84,742	147,452	380,870

	240,680	5,533	(146,060)

Expenses
Development costs	341,154	405,320	287,274
Marketing	171,911	150,105	253,444
Administration	309,818	248,521	199,046
Professional fees	78,415	67,560	109,471
Amortization	5,974	59,667	59,012
Bad debt	5,000	––	7,018
Financing costs and interest	38,757	40,926	6,800

	951,029	972,099	921,965

Operating loss	(710,349)	(966,566)	(1,068,025)
Interest income	174	126	1,253

Net loss	(710,175)	(966,440)	(1,066,772)

Deficit, beginning of year	(9,341,770)	(8,375,330)	(7,308,558)

Deficit, end of year	(10,051,945)	(9,341,770)	(8,375,330)

Loss per share – basic and diluted (Note 10)	(0.04)	(0.08)	(0.09)

QI SYSTEMS INC.

BALANCE SHEET
As at June 30, 2003 and 2002
(Expressed in U.S. dollars)

	2003 $	2002 $

Assets
Current
Cash	––	83,961
Receivables	36,194	37,749
Share subscriptions receivable	––	815,994
Prepaid expenses	9,328	6,347
Inventory (Note 4)	188,334	143,170

	233,856	1,087,221
Capital assets (Note 5)	17,171	21,835

	251,027	1,109,056

Liabilities
Current
Bank overdraft	8,850	––
Payables and accruals (Note 6)	812,643	813,936
Shareholder loans	119,500	326,415
Deferred revenue	––	25,000

	940,993	1,165,351

Share Capital and Deficit
Share capital (Note 7)	9,419,686	7,967,877
Share capital subscribed	––	1,187,809
Warrants	––	164,000
Deficit	(10,051,945)	(9,341,770)
Cumulative translation adjustment	(57,707)	(34,211)

	(689,966)	(56,295)
Going concern (Note 1)
Commitments and contingencies (Note 11)

	251,027	1,109,056

QI SYSTEMS INC.

STATEMENT OF CASH FLOWS
For the years ended June 30, 2002, 2002 and 2000
(Expressed in U.S. dollars)

	2003 $	2002 $	2001 $
Cash flows related to operating activities
Loss for the year	(710,175)	(966,440)	(1,066,772)
Amortization	5,974	59,667	59,012
Writedown of inventory	––	––	50,000

	(704,201)	(906,773)	(957,760)
Changes in non–cash working capital
Receivables	1,555	(8,909)	69,473
Prepaid expenses	(2,981)	(4,143)	32,303
Inventory	(45,164)	26,261	(219,431)
Payables and accruals	252,307	273,995	283,103
Deferred revenue	(25,000)	25,000	––

	(523,484)	(594,569)	(692,312)

Cash flows related to investing activities
Investment in capital assets	(1,310)	(659)	(107,752)

Cash flows related to financing activities
Proceeds from shareholder loans	119,500	30,000	288,831
Proceeds from private placements	335,979	270,000	452,59
Proceeds from share capital subscribed	––	371,815	––

	455,479	671,815	741,410

Foreign exchange effect	(23,496)	(4,865)	(2,699)

Net increase (decrease) in cash	(92,811)	71,722	(61,353)
Cash, beginning	83,961	12,239	73,592

Cash, ending	(8,850)	83,961	12,239

Supplementary information
Interest received	174	126	1,253
Interest paid	(6,831)	(40,926)	(6,800)
Income taxes paid	––	––	––

QI SYSTEMS INC.

NOTES
For the years ended June 30, 2003 and 2002
(Expressed in U.S. dollars)

Note 1 Going Concern

The company was incorporated in 1978 under the British Columbia Company Act. The company manufactures, designs and sells readers that allow the use of cash payment systems for self–serve applications such as vending, laundromat machines, transit fare collection systems and newspaper vending machines.

These financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. The use of such principles may not be appropriate because as at June 30, 2003, there was substantial doubt that the company would be able to continue as a going concern.

The company has significant losses, a working capital deficiency and an accumulated deficit. The company requires additional capital and revenue sources.

Management continues to seek additional financing and revenue sources. Although there is no assurance that the company will be successful in these actions, management is confident that it will be able to secure the necessary financing and improve operating cash flow to enable it to continue as a going concern. These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

Note 2 Significant Accounting Policies

Amortization of Capital Assets
Capital assets are carried at cost less accumulated amortization. Amortization is calculated annually as follows:
Furniture and fixtures	–	20%		declining balance
Computer equipment	–	30%		declining balance
Moulds, tools and test equipment	–	10	0%	declining balance
except in the year of acquisition, at which time amortization is provided for at one–half the annual rate.
Inventories and Cost of Goods Sold
The company records inventories at the lower of cost, calculated on a weighted average basis, and estimated net realizable value.
Cost of goods sold comprises materials, direct labour and direct overhead expenditures incurred in the production process.
Revenue Recognition

Revenues are derived primarily from equipment sales and non–recurring engineering fees. Revenue is recognized upon delivery of equipment and completion of non–recurring engineering work. Service, installation and contract revenue is recognized upon completion and acceptance.

QI SYSTEMS INC.

NOTES
For the years ended June 30, 2003 and 2002
(Expressed in U.S. dollars)

Note 2 Significant Accounting Policies (continued)

Development Costs

Development costs include on–going research and development of the modular payment system – SmartKit III. Development costs are expensed as incurred unless they meet the criteria for deferral under the Canadian generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

Current exchange rates are used to translate monetary assets and liabilities, and historical exchange rates are used for non–monetary assets and liabilities. Revenues and expenses are translated at average monthly exchange rates. The company has adopted the United States dollar as its reporting currency, although the Canadian dollar is its functional currency.

For reporting purposes, assets and liabilities are translated at the current exchange rate, revenues and expenses are translated at average exchange rates, and equity and share capital are translated at historical exchange rates.

Stock–based Compensation Plans

The company has a stock based compensation plan, which is described in Note 7. Effective July 1, 2002, the company adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for stock based compensation and has applied this change prospectively for new awards of stock options granted on or after July 1, 2002.

As options are issued at a price greater than the current market value, the option has no intrinsic value and therefore, no compensation expense is recorded when the options are granted. Consideration paid by employees or directors on the exercise of stock options is credited to share capital.

Stock option awards granted are accounted for in accordance with the intrinsic value method of accounting for stock–based compensation. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Compensation expense for stock options is recognized over the vesting period. Options granted to other than employees and directors are measured at their fair value as the services are performed and the options earned. In periods prior to July 1, 2002, the Corporation recognized no compensation expense when stock or stock options were issued to employees.

Warrants
Consideration received on the exercise of warrants or purchase of stock is credited to share capital.

Detachable warrants are allocated a portion of the proceeds from debt or share issues based on fair values and included in additional paid–in capital warrants until the warrants are exercised or expired.

QI SYSTEMS INC.

NOTES
For the years ended June 30, 2003 and 2002
(Expressed in U.S. dollars)

Note 3 Financial Instruments

The fair value of the Company’s cash, receivables, share subscriptions receivable and payables accruals approximates their carrying amount due to the relatively short periods to maturity of the instruments. The maximum credit risk exposure for all financial assets is the carrying amount of that asset.

Note 4 Inventory

	2003 $	2002 $
Raw materials	131,610	170,563
Work–in–process	11,543	11,660
Finished goods	95,181	10,947
	238,334	193,170
Less: Inventory writedown	(50,000)	(50,000)
	188,334	143,170

Note 5 Capital Assets

	Cost $	2003 Accumulated Amortization $	Net $	Cost $	2002 Accumulated Amortization $	Net $
Furniture and fixtures	22,268	17,655	4,613	22,268	16,502	5,766
Computer equipment	74,049	61,491	12,558	72,739	56,670	16,069
Moulds, tools and
test equipment	100,705	100,705	––	100,705	100,705	––

	197,022	179,851	17,171	195,712	173,877	21,835

Note 6 Related Party Transactions and Balances

During the year, the company paid or accrued $205,834 (2002: $154,435) in consulting fees to directors and officers and former directors and officers of the company. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. As at June 30, 2003 and 2002, amounts of $142,827 and $68,253, respectively, were due to these directors and officers relating to these fees, and included in accounts payable (Note 11).

QI SYSTEMS INC.

NOTES

For the years ended June 30, 2003 and 2002
(Expressed in U.S. dollars)

Note 7 Share Capital

Authorized:
200,000,000 common shares with no par value
Issued and outstanding:

	Number of Shares	Amount $
Issued for cash
Balance – June 30, 2001	11,609,714	7,697,877
Private placement	670,454	270,000
Balance – June 30, 2002	12,280,168	7,967,877
Issued for cash
Private placements	2,313,333	707,794
Issued in settlement of debt:
Shareholder loan	1,000,000	326,415
Trade accounts payable	770,000	253,600
Warrants transferred to share capital	––	164,000
Balance – June 30, 2003	16,363,501	9,419,686

Warrants

On July 17, 2002, the company completed a private placement for net proceeds of $1,187,809. The placement comprised of 3,750,000 units; each unit comprised of one common share and one non–transferable share purchase warrant, except for 200,000 units which were comprised of common share units only. Each warrant entitles the holder to purchase one common share at a price of $0.40 per share for a period of two years from May 3, 2002. As at June 30, 2003, all 3,550,000 warrants were outstanding.

On December 4, 2002, the company completed a private placement for net proceeds of $100,000. The placement comprised of 333,333 units; each unit comprised of one common share and one non–transferable share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.40 per share for a period of two years from October 30, 2002. As at June 30, 2003, all 333,333 warrants were outstanding.

Escrow Shares
Issued share capital includes 750,000 shares held in escrow subject to release at the direction of the Superintendent of Brokers of British Columbia.

QI SYSTEMS INC.

NOTES
For the years ended June 30, 2003 and 2002
(Expressed in U.S. dollars)

Note 7 Share Capital (continued)

Stock Options

The company issues stock options as approved by the board of directors to employees, consultants and directors. Options are issued at the average trading price of the 10 days preceding the grant date as a minimum and may be granted for periods of up to five years. The vesting schedule for each grant is determined by the board of directors. As at June 30, 2003 the total number of options approved for issue is 2,175,000, of which no more than 1,085,000 options may be granted to insiders.

A summary of the status of the company’s stock option plan as of June 30, 2003 and 2002, and changes during the years ending on those dates, is presented below:

	Number of Shares	2003 Weighted Average Exercise Price				Number of Shares	2002 Weighted Average Exercise Price
		US$		Cdn$			US$	Cdn$
Outstanding
Beginning of year	1,516,500	1.09		1.65		1,809,900	1.14	1.73
Granted	1,618,500	0.50		0.75		––	––	––
Exercised	––	–	–	–	–	––	––	––
Forfeited	(1,627,500)	0.76		1.15		(293,400)	1.32	2.10
Outstanding –
End of year	1,507,500	0.81		1.25		1,516,500	1.09	1.65

Exercise Price		Options Outstanding		Options Exercisable
US$	Cdn$	Number outstanding at June 30, 2003	Weighted average remaining contractual life (years)	Number exercisable at June 30, 2003

0.50	0.79	931,500	4.15	203,000
1.32	2.00	576,000	1.73	513,500
		1,507,500	3.22	716,500

The fair value of stock options granted during the year was estimated at the date of the grant using a Black Scholes Option Pricing Model with the following assumptions for 2003: risk–free interest rate of 5% for a 5 year term, 2.8% for a 2 year term; dividend yield of 0%; volatility factor of the market price of the company’s common shares of 276%. On a pro–forma basis, the net loss for the year ended June 30, 2003 would be increased by $80,966. Basic and diluted loss per share would be increased by $0.005.

QI SYSTEMS INC.

NOTES

For the years ended June 30, 2003 and 2002
(Expressed in U.S. dollars)

Note 8 Segmented Information

The company operates in one business segment: the development, manufacture and installation of unattended point of sale smartcard applications.

Revenues by country are as follows:

	2003 $	2002 $
Canada	175,505	115,700
United States	149,317	37,285
United Kingdom	600	––

	325,422	152,985

All capital assets are located in Canada.

During the year ended June 30, 2003, three customers accounted for 48%, 24% and 11% of revenues respectively.

During the year ended June 30, 2002, one customer accounted for 70% of revenues.

Note 9 Income Taxes

The company has accumulated losses of $5,932,571 for income tax purposes which may be deducted in the calculation of taxable income in future years. The losses expire as follows:

$
2004	464,001
2005	677,173
2006	932,545
2007	902,265
2008	1,135,653
2009	1,054,472
2010	766,462
5,932,571

In addition, the company has incurred scientific research and experimental development expenditures (SR&ED) of approximately $2,034,919 to date for income tax purposes which may be carried forward indefinitely and deducted in the calculation of taxable income in future years.

The company has also accumulated non–refundable investment tax credits of $467,163 which may be applied against taxes payable in future years, and which expire at various dates commencing 2006.

These amounts are subject to review and revision by Canada Customers and Revenue Agency and the potential tax benefit which may result from future application of the losses, SR&ED expenditures, non–refundable investment tax credits, and capital cost allowance is not reflected in these financial statements.

The income tax provision for the year ended June 30, 2003 and 2002 differs from the amount obtained by applying the applicable statutory income tax rates to loss before future income tax recovery as follows:

	2003	2002
Canadian federal and provincial tax rates	37.62%	39.62%
	$	$
Income tax recovery based on statutory rates	267,168	382,904
Loss carryforward and scientific research and
experimental development expenditures	(139,490)	(277,332)
Tax effect on timing difference	(127,678)	(105,572)
Tax effect on timing difference	––	––

Note 10 Loss per share

Loss per share is calculated using the weighted average number of common shares outstanding during the year of 16,046,378 shares (2002: 12,034,278 shares; 2001: 11,571,835 shares). Fully diluted per share amounts are not presented as the effect of outstanding options and warrants is anti–dilutive.

QI SYSTEMS INC.

NOTES

For the years ended June 30, 2003 and 2002
(Expressed in U.S. dollars)

Note 11 Commitments and Contingencies

Obligations under the operating lease on the office premises are:

2004	43,650
2005	43,650
2006	43,650
2007	40,013

170,963

The company is party to a settlement agreement, dated March 31, 1999, between various shareholders and directors. As a condition of this settlement, and in exchange for certain rights relating to the intangible assets of the company, the company has agreed to indemnify certain shareholders against potential tax liabilities and related incidental costs that may result on the transfer of Earn–Out Shares (escrow shares) as determined in the settlement agreement. The amount of the potential liability is not determinable, and accordingly, no provision has been made in these financial statements. To date, no claims have been made.

A former director and officer of the Company has filed a complaint under the Employment Standards Act for $133,454 plus interest. The financial statements reflect a provision of $95,025. Management is of the opinion that this provision is adequate.

Various other claims by suppliers for unpaid balances are pending against the Company and, in management’s opinion, adequate provisions have been made for these claims.

Note 12 Subsequent Events

On July 22, 2003 the Company adopted a share capital subscription plan to issue 1,666,666 units at a price of $0.15 per unit by way of private placement. Each unit is comprised of one common shared and one share purchase warrant of the company, exercisable for a period of 24 months from closing at a price of $0.20 per share.

On August 18, 2003 the Company announced a share capital subscription plan to issue 1,000,000 units at a price of $0.25 per unit by way of private placement. Each unit is comprised of one common share and one share purchase warrant of the company, exercisable for a period of 24 months form closing at a price of $0.35 per share. The placement is subject to regulatory approval.

On September 5, 2003 the Company announced a shares for debt subscription plan to issue 1,161,947 shares in settlement of debt of $405,203. The plan is subject to regulatory approval.

Note 13 Comparative Figures

Certain 2001 and 2002 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2003.

Note 14 Differences Between Generally Accepted Accounting Principles in Canada and the United States

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) which differ in certain measurement respects with accounting principles generally accepted in the United States (U.S. GAAP).

Had the company followed U.S. GAAP, the statement of shareholder’s equity (deficiency) under U.S. GAAP would have been reported as follows:

	2003 $	2002 $
Share capital
Common shares	9,409,686	7,957,877
Additional paid–in capital	515,000	679,000
Deferred compensation expense	(56,667)	(56,667)
Share capital subscribed	––	1,187,809

	9,868,019	9,768,019

Cumulative translation adjustment	(57,707)	(34,211)

Accumulated deficit
Balance – beginning of year	(9,790,103)	(8,823,663)
Loss for the year	(710,175)	(966,440)

Balance – end of year	(10,500,278)	(9,790,103)

	(689,966)	(56,295)

QI SYSTEMS INC.

NOTES

For the years ended June 30, 2003 and 2002
(Expressed in U.S. dollars)

Note 14 Differences Between Generally Accepted Accounting Principles in Canada and the United States

Had the company followed U.S. GAAP, the statements of operations contained within the financial statements would have been reported as follows:

	2003 $	2002 $	2001 $
Loss for the year under Canadian GAAP	710,175	966,440	1,066,772
Effect of stock–based compensation	––	––	28,333
Loss for the year under U.S. GAAP	710,175	966,440	1,095,105
Loss per common share – basic and diluted
Canadian GAAP	(0.04)	(0.08)	(0.09)
U.S. GAAP	(0.04)	(0.08)	(0.09)

Had the company followed U.S. GAAP, it would have reported statements of comprehensive income within the financial statements as follows:

	2003 $	2002 $	2001 $
Loss under U.S. GAAP	(710,175)	(966,440)	(1,095,105)
Foreign currency translation adjustment	––	––	(23,211)
Comprehensive loss under U.S. GAAP	(710,175)	(966,440)	(1,118,316)

Had the company followed U.S. GAAP, cash provided from (used for) operating activities contained within the statements of cash flows would have been reported as follows:

	2003 $	2002 $	2001 $
Cash flows from operating activities
Loss for the year under U.S. GAAP	(710,175)	(966,440)	(1,095,105)
Items not affecting cash
Amortization	5,974	59,667	59,012
Inventory writedown	––	––	50,000
Stock–based compensation	––	––	28,333
	(704,201)	(906,773)	(957,760)
Changes in non–cash working capital
Receivables	1,555	(8,909)	69,473
Prepaid expenses	(2,981)	(4,143)	32,303
Inventory	(45,164)	26,261	(219,431)
Payables and accruals	252,307	273,995	383,103
Deferred revenue	(25,000)	25,000	––
Operating activities under U.S. GAAP	(523,484)	(594,569)	(692,312)

QI SYSTEMS INC.

NOTES

For the years ended June 30, 2003 and 2002
(Expressed in U.S. dollars)

Note 14 Differences Between Generally Accepted Accounting Principles in Canada and the United States

Stock–based Compensation

Under U.S. GAAP, the company uses the intrinsic value method as described in APB 25, “Accounting for Stock Issued to Employees”, to recognize compensation cost on options granted to directors and employees. Under this method, the difference between the market price of the stock on the date of the grant and the exercise price of the stock options is expensed as compensation cost over the period from the date of the grant to the date the option is first exercisable. For options issued to consultants, the company adopted the fair value method of accounting for stock–based compensation. This requires the options to be valued on the date of grant using the Black–Scholes option pricing method as prescribed by FAS 123.

Effective for fiscal years beginning on or after January 1, 2002, all public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian stock–based compensation. These new requirements require that all stockbased payments to non–employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The company has elected to apply the proforma disclosure provisions of the new standard to awards granted on or after July 1, 2002.

Comprehensive Income
U.S. GAAP requires disclosure of comprehensive income which, for the company, is net income (loss) under U.S. GAAP plus the change in cumulative translation adjustment under U.S. GAAP.
The concept of comprehensive income does not exist under Canadian GAAP.
New Accounting Standards
Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

QI Systems Expands U.S. Bulk Water / Waste Water Control System Market

November 4, 2003, Richmond, BB –– QI Systems, Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U), the industry leader in smart card solutions, announced today that the company has received another order from a city in the State of Colorado to design, build and deliver a Smart Water Dispensing System for the sale of bulk (ranch) water.

The Smart Water Dispensing System not only controls the flow of the water to the customer but will also sell and reload value onto smart cards. A dispensing kiosk will operate unattended on a 24–7 basis and provides a simple solution for municipalities to sell bulk water to a wide variety of customers. The QI Smart Water System has also been purchased for use in the operation of waste water receiving stations.

QI Systems, Inc. is currently in the process of signing wholesale water works equipment dealers to market the system for bulk water sales and waste water acceptance to industries and municipalities in North America. Interested dealers are invited to contact the company.

QI Systems Inc. (http://www.qisystems.ca) designs hardware and software for the rapidly expanding smart card industry. The company is a world leader in supplying top–to–bottom solutions for smart card applications in a wide variety of industries. QI Systems Inc. has a high level of expertise in delivering stored value solutions for specialized needs.

Matters discussed in this press release are “forward–looking statements,” and can be identified as such because the context of the statement will include words such as “expects,” “anticipates,” or words of similar import. Statements describing the Company's future plans, objectives or goals are also forward–looking statements, and are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Consider these factors carefully in evaluating any forward–looking statements. Forward–looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward–looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman

President & CEO

QI Systems Inc.

Steven R. Garman, President & CEO ~ TEL: 604.248–2301 ~ FAX: 604.248.2306 ~ INTERNET: http://www.qisystems.ca

QI SYSTEMS RETIRES DEBT

November 5, 2003, Richmond, BC –– QI Systems, Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U), the industry leader in smart card solutions, is pleased to announce that, further to the Company’s news release dated September 5, 2003, the Company has settled in full its indebtedness in the aggregate amount of US$409,862.73 with 13 creditors by the conversion thereof into 1,176,977 common shares of the Company at a price of US$0.31 per share in accordance with the policies of the TSX Venture Exchange and effective as of October 27, 2003, such indebtedness has been extinguished.

In accordance with securities legislation currently in effect, the Shares will be subject to a “hold period” of four months plus one day expiring on February 28, 2004.

QI Systems Inc. (http://www.qisystems.ca) designs hardware and software for the rapidly expanding smart card industry. The company is a world leader in supplying top–to–bottom solutions for smart card applications in a wide variety of industries. QI Systems, Inc. has a high level of expertise in delivering stored value solutions for specialized needs.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman

President & CEO

QI Systems Inc.

CONTACT:

TEL: 604.248–2301 ~ Steven R. Garman, President & CEO
FAX: 604.248.2306 ~ INTERNET: http://www.qisystems.ca

QI Systems Announces 2003 Annual Results

November 13, 2003, Richmond, BC – QI Systems, Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U), the industry leader in smart card solutions, announced today its fiscal 2003 year–end financial results for the 12 month period ended June 30, 2003. All figures indicated below are in US Dollars, except where noted otherwise.

Highlights of the Year Included:

• Revenue increase of 113% to $325,422 as compared with $152,985 in fiscal 2002.

• Gross margin increase of 67% to $240,680 (74% of sales) as compared with $5,533 (7% of sales) in fiscal 2002.

• Net loss reduction of $256,265, an improvement from fiscal 2002’s net loss of $966,440, to $710,175 in 2003.

• Consolidation of a sales and marketing–oriented management team to drive revenue forward in fiscal 2004.

• Initial sales into new vertical markets and increased demand for products within traditional vertical markets (parking operators and vending machines).

"Fiscal 2003 was a challenging year for QI Systems but we managed to conclude the year with significant revenue growth and stabilized operations that yield very attractive gross margins. The company has refocused as a sales and marketing driven organization with a new management team in place and the mandate to aggressively pursue revenue growth in fiscal 2004.", said Steven Garman, President & CEO of QI Systems. "Our products continue to be well received by clients, and as we strengthen our existing sales channels and continue to build sales in new vertical markets such as with gaming, bulk water distribution, and healthcare, we are well positioned for growth."

Financial Results:

Revenue for fiscal 2003 was $325,422, an increase of 113% from $152,985 in fiscal 2002. This increase is the result of expanded sales to clients in the parking and transit segment, increased sales to vending machine operators and growing interest in QI’s bulk water / waste water smart card control system. Cost of goods sold decreased to $84,272, compared to $147,452 in fiscal 2002, a decrease of 43% derived from improved purchasing practices and the reduction in inventory obsolescence. Reduced cost of goods sold coupled with increased revenues resulted in an improved gross margin of $240,680, compared to a gross margin of $5,533 in fiscal 2002.

Total expenses were $951,029 in fiscal 2003 compared to $972,099, representing a reduction of $21,070 or 2%.

Net loss was $710,175 or $(0.04) per share, compared to $966,440 or ($0.08) per share in fiscal 2002. The reduction in net loss is a result of increased revenues, improved gross margin and reduced expenses.

Liquidity:

On June 30, 2003 the Company had negative cash resources of $8,850 and a working capital deficiency of $707,137. The Company is currently working towards refinancing operations in two phases. Phase 1 consists of securing short–term bridge financing to support daily operations. Phase 2 targets longer term capital funding to support an aggressive sales and marketing program focused on positioning the company as a smart card system provide, rather than just as an OEM manufacturer.

Subsequent to June 30, 2003, the Company completed a private placement for gross proceeds of $250,000, announced a second private placement for gross proceeds of $250,000 and sought regulatory approval for shares for debt settlement agreement in the amount of $405,203.

Fiscal 2004:

"QI Systems is committed to strengthening its revenue base in fiscal 2004 and to prudently manage its operations in order to reduce operating losses and decrease the Company’s dependency on capital funding going forward", said Steven Garman. "With a committed team of employees, a management team that possesses more than fifty years of combined experience in sales and marketing, and the support of our shareholders, we are confident that QI Systems, Inc. will attain important milestones in this new fiscal year", he added.

QI Systems Inc. (www.qisystems.ca) designs hardware and software for the rapidly expanding cash card industry. It is a leader in supplying solutions for smart card vending with products in use in Canada, the US, Venezuela, Hong Kong, the UK, and Norway. QIs SmartVend technology enables debit card purchases by consumers from a wide range of vending machines types. The SmartVend system is currently being used in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Touch Technology (TTI), EFM, ParkSmart, QI Card and others. Due to the modular structure of SmartVend, multiple card schemes can be run in parallel in the same unit with new schemes added at a later date. QIs SmartVend systems have been installed in Coca–Cola and Pepsi vending machines, coffee, snack and sandwich machines, laundromat machines, copiers, newspaper vending boxes for such publications as USA Today and in parking machines.

Certain matters discussed in this press release are "forward–looking statements." These forward–looking statements can generally be identified as such because the context of the statement will include words such as the Company "expects," "anticipates" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward–looking statements. Such forward–looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating any forward–looking statements. Forward–looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward–looking statements to reflect subsequent events or circumstances.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

Unit 101 3820 Jacombs Road, Richmond, B.C. Canada
Telephone: 604.248.2301
Facsimile: 604.248.2306
http://www.qisystems.ca

August 18, 2003 Private Placement Has Closed

November 18, 2003, Richmond, BC –– QI Systems, Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U), reports today that the Company’s non–brokered private placement announced August 18, 2003, and accepted by the TSX Venture Exchange on November 14, 2003, is now closed. The securities issued as part of this offering are subject to a hold period of four months and one day pursuant to TSX Venture Exchange policy.

Further to the Company’s News Release of September 12, 2003 announcing the completion of the July 22, 2003 private placement, these securities are likewise subject to hold periods that expire February, 17, 2004.

QI Systems Inc. (http://www.qisystems.ca) designs hardware and software for the rapidly expanding smart card industry. The company is a world leader in supplying top–to–bottom solutions for smart card applications in a wide variety of industries. QI Systems Inc. has a high level of expertise in delivering stored value solutions for specialized needs.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman

President & CEO

QI Systems Inc.

Steven R. Garman, President & CEO ~ TEL: 604.248–2301 ~ FAX: 604.248.2306 ~ INTERNET: http://www.qisystems.ca

QI Systems Retains Services of Delphis Financial

November 19, 2003, Richmond, BC –– QI Systems, Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U), announced today that the company has retained the services of Delphis Financial Strategies, Inc. of Vancouver, BC, Canada (www.delphisfinancial.com) to assist the company with its financial accounting functions, financial reporting and regulatory reporting obligations.

Delphis Financial is headed by Ms. Aurora Davidson, BSc, CGA, former Chief Financial Officer and Vice President, Finance of Mercury Scheduling Systems, Inc. Prior to her time with Mercury Scheduling, Ms. Davidson was Chief Financial Officer of Infertek, Inc.

Ms. Davidson will be working with QI Systems to upgrade the company’s basic accounting systems, implement financial management best practices to support QI’s projected growth and incursion to new vertical markets and restructure the company’s financial compliance program.

QI Systems Inc. (http://www.qisystems.ca) designs hardware and software for the rapidly expanding smart card industry. The company is a world leader in supplying top–to–bottom solutions for smart card applications in a wide variety of industries. QI Systems Inc. has a high level of expertise in delivering stored value solutions for specialized needs.

Matters discussed in this press release are “forward–looking statements,” and can be identified as such because the context of the statement will include words such as “expects,” “anticipates,” or words of similar import. Statements describing the Company's future plans, objectives or goals are also forward–looking statements, and are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Consider these factors carefully in evaluating any forward–looking statements. Forward–looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward–looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman

President & CEO

QI Systems Inc.

Steven R. Garman, President & CEO ~ TEL: 604.248–2301 ~ FAX: 604.248.2306 ~ INTERNET: http://www.qisystems.ca